ANSWER FILE

To Inquiry Made March 10, 2010

Re: Stratton Funds Certified Shareholder Report filed on Form N-CSR for the reporting period ending 12/31/09

1. Request: Re-file Form N-PX and include the cover page and signature page.

Response: Form N-PX-A, originally filed August 20, 2009, was re-filed on March 23, 2010 to include the cover page and signature page. The next annual N-PX filing will be signed by the Chief Executive Officer of the Funds.

2. Request: Confirm that Item 4(e)(2)(c) of Form N-CSR should be 100%.

Response: After further explanation, we have determined that the response should be 0% because the Audit Committee pre-approves all tax services before they commence.

3. Comment: Certifications of Form N-CSR should be signed and dated after the date on the audit opinion.

Response: For the December 31, 2010 Form-NCSR, certifications will be signed and dated after the audit opinion date.

4. Request: With respect to the expense ratio listed on each Fund’s mountain chart in the annual report, refer readers to the Financial Highlights for a more current expense ratio.

Response: For the December 31, 2010 Annual Report, the mountain charts in the report will refer readers to the Financial Highlights to see a more current expense ratio for each Fund.

5. Request: With respect to the average annual total returns listed on each Fund’s $10,000 investment chart in the annual report, provide the benchmark total returns in numerical form under the Funds’ numbers.

Response: For the December 31, 2010 Annual Report, the $10,000 investment charts will include the Funds’ benchmarks’ total return in numerical form under the Funds’ numbers.

6. Request: Confirm that the audit fees for the Funds’ fiscal year end December 31, 2009, under Statements of Assets and Liabilities in the Annual Report, have been paid.

Response: Audit fees were accrued as of December 31, 2009 and were paid on March 16, 2010.

7. Request: On the Statements of Operations in the Funds’ Annual Report explain the description of the line item “Taxes other than income taxes.”

Response: “Taxes other than income taxes” includes each Fund’s (i) Pennsylvania Corporation taxes, which is based on Fund assets and, (ii) Maryland Personal Property Returns, which is a State of Incorporation annual filing fee.

8. Request: Confirm that a notice was sent to shareholders with respect to their Real Estate Fund dividend being a portion of return of capital.

Response: With each Real Estate Fund dividend, the following notice is attached: REITs typically have some component of return of capital in their dividend distributions. The exact amount of the taxability of dividends is often difficult for these companies to determine until late January. Our auditors then must determine the Fund’s own taxability of its distributions before we can send Forms 1099-DIV to shareholders. Therefore, this distribution may include a return of capital, the exact amount of which will be determined at year end.